VATECH

02 OCT 23 AM 9:33

TELEFAX

02055464

SUPPL

An: To:	SEC	Datum: Date:	23.10.2002
Firma: Company:	Security and Exchange Comission	Seiten / Pages: (incl. this page):	5
Fax:	001 202 9429 525		
Von: From:	Wolfgang Schwaiger		
Abteilung: Department:	Strategie, Kommunikation und Investor Relations	Tel.: (+43/732) 6986 - 4319 Fax: (+43/732) 6980 - 3416 E-Mail: wolfgang.schwaiger@vatech.at	
Betreff: Subject:	**VA Technologie AG – Presseinformation Filing Number 82-3910**		

Sehr geehrte Damen und Herren!

Beiliegend erhalten Sie die heutige Presseaussendung der VA Technologie AG.

Mit freundlichen Grüßen

PROCESSED
NOV 04 2002
P THOMSON FINANCIAL

Dr. Wolfgang Schwaiger
Strategie, Kommunikation und Investor Relations

Tel.Nr. [0043-732] 6986-9222
Fax-Nr. [0043-732] 6980-3416
E-mail: wolfgang.schwaiger@vatech.at

dlw 10/28

VATECH

VOEST-ALPINE INDUSTRIEANLAGENBAU

PRESSEINFORMATION

Auftrag zur Errichtung einer neuen Stabstahlstraße von Xuan Hua Iron & Steel Group Corp. (VR China)

VAI POMINI, ein Gemeinschaftsunternehmen von Techint (Italien) und VOEST-ALPINE INDUSTRIEANLAGENBAU (Österreich), erhielt am 18. September 2002 von Xuan Hua Iron & Steel Group Corp. Ltd. / VR China den Auftrag zur Lieferung einer neuen Hochleistungs-Walzstraße für die Erzeugung von Qualitäts-Stabstahl.

Die Anlage wird im Werk von Xuan Hua in der Provinz Hebei (VR China) errichtet und 800.000 Jahrestonnen glatte Rundstähle mit Durchmessern zwischen 14 und 50 mm, Bewehrungsstähle von 10 bis 50 mm und Vierkantstähle von 16 bis 45 mm erzeugen. Als Ausgangsmaterial werden stranggegossene Knüppel (150 x 150 x 12000 mm) aus niedriggekohlten und mittellegierten Stählen, Kaltstauchstählen, Federstählen und Qualitätsstählen dienen. Die Anlage wird mit der letzten Generation der von VAI POMINI patentierten Hochleistungs-Red-Ring-Walzgerüste dem PQS - Pomini Quenching System (Vergütungssystem) sowie einer Hochleistungs-Schere ausgestattet, die nach dem vierfach Längsteilverfahren arbeitet. Die Inbetriebnahme der Anlage ist für Sommer 2003 geplant.

Laut Aussage des Kunden war die langjährige Erfahrung mit den höchst erfolgreichen Walzanlagen von VAI POMINI in China (sowohl für Kohlenstoffstähle als auch für Spezial- und Rostfreistähle) ein Hauptargument für die Vergabe des Auftrags. Mit mehr als zwei Dutzend im Laufe der letzten Jahre an Kunden in China gelieferten Anlagen und zehn Inbetriebnahmen allein in den letzten beiden Jahren hat VAI POMINI ihre Stellung als führender Anbieter auf diesem wichtigen Markt gefestigt. Derzeit liefert VAI POMINI zwei neue Hochleistungs-Qualitäts-Stabstraßen an Guangzhou Shuangling Iron & Steel Industry Co. bzw. Tianjin

Für Rückfragen steht Ihnen gerne zur Verfügung:
Dr. Wolfgang Schwaiger
Lunzerstraße 64, A-4031 Linz
Tel: 0732/6986-9222, Fax: 0732/6986-3416
e-mail: wolfgang.schwaiger@vatech.at

VATECH

VOEST-ALPINE INDUSTRIEANLAGENBAU

Tiantie Zhaer Steel Production Co. und hat soeben eine neue Spezialstahl-Stabstraße für Beiman Special Steel Co. Ltd., eine Drahtstraße für Xingtai Iron and Steel Co. und eine Stabstahl- und Profilstraße für PingXiang Iron and Steel Company in Betrieb genommen.

VAI POMINI kombiniert die Stärken von VAI, POMINI, Ashlow und GFM beim Walzen von Langprodukten sowie jene von Rokop und VAI bei Knüppel-Stranggießanlagen. VAI POMINI hat Firmensitze in Castellanza (Italien), Linz (Österreich), Sheffield (GB) und Pittsburgh (USA).

VOEST-ALPINE INDUSTRIEANLAGENBAU (VAI), ein Unternehmen der börsenotierten VA Technologie AG, ist ein weltweit führendes Engineering- und Anlagenbauunternehmen der Eisen-, Stahl- und Aluminiumindustrie mit multinationaler Ausrichtung und besonderen Stärken in Technologie, Automation und Service. VAI beschäftigt weltweit 3.450 Mitarbeiter.

Techint Compagnia Tecnica Internazionale (TECHINT) projektiert und liefert eine breite Palette von Equipment, Anlagen und Systemen für die metallverarbeitende Industrie und ist Teil der Unternehmensgruppe Techint Group of Companies, die weltweit mehr als dreißig operative Gesellschaften mit 33.000 erfahrenen Technikern und Spezialisten umfasst. Der Gesamtumsatz der Techint Group of Companies liegt über 7,5 Mrd. US $.

++++23.10.2002

Diese und weitere Presseaussendungen der VAI und des VA TECH-Konzerns sind auf den Homepages www.vatech.at und www.vai.at abrufbar bzw. können mittels automatischem Abo-Service individuell zugesandt werden.

Für Rückfragen steht Ihnen gerne zur Verfügung:
Dr. Wolfgang Schwaiger
Lunzerstraße 64, A-4031 Linz
Tel: 0732/6986-9222, Fax: 0732/6986-3416
e-mail: wolfgang.schwaiger@vatech.at

VATECH

VOEST-ALPINE INDUSTRIEANLAGENBAU

PRESS RELEASE

Xuan Hua Iron & Steel Group Corp. / China Awards VAI POMINI a Contract for a New Bar Mill

VAI POMINI, a jointly owned company of Techint in Italy and VOEST-ALPINE INDUSTRIEANLAGENBAU in Austria, was awarded a new contract on 18 September 2002 from Xuan Hua Iron & Steel Group Corp. Ltd. / China for the supply of a new high-capacity and high-quality bar mill.

The plant, which will be installed on the premises of Xuan Hua (Hebei Province, China), Xuan Hua Iron & Steel Group Corp, will produce 800,000 t/y of plain rounds ranging between 14 and 50 mm in diameter, rebar from 10 to 50 mm and squares from 16 to 45 mm. Feedstock will be 150 x 150 x 12000 mm continuously cast billets from low, medium-alloy, cold-heading, spring and quality steel grades. The mill will feature the latest generation of VAI POMINI's patented super-heavy-duty red-ring stands, PQS (Pomini quenching system), heavy-duty shears and the 4-slit process. The startup of the plant is scheduled for the summer of 2003.

According to the customer, a key reason for awarding the new contract to VAI POMINI has been the long track record of VAI POMINI's very successful rolling mill installations in China, both for carbon-steel as well as special and stainless-steel grades. With more than two dozen mills supplied to customers in China in the last few years and ten commissioned during only last two years, VAI POMINI has consolidated its presence as a leader in this important market. VAI POMINI is currently delivering two new high-production and quality-bar mills to Guangzhou Shuangling Iron & Steel Industry Co. and to Tianjin Tiantie Zhaer Steel Production Co., whereas it has just commissioned a new special-steel-bar mill to Beiman Special Steel Co. Ltd., a wire-rod mill to Xingtai Iron and Steel Co. and a bar and section mill to PingXiang Iron and Steel Company.

For further information please contact:
Dr. Wolfgang Schwalger
Lunzerstraße 64, A-4031 Linz
Tel: 0732/6986-9222, Fax: 0732/6986-3416
e-mail: wolfgang.schwalger@vatech.at

VATECH

VOEST-ALPINE INDUSTRIEANLAGENBAU

VAI POMINI combines the strengths of VAI, POMINI, Ashlow and GFM for long product rolling mills along with Rokop and VAI for billet casters. VAI POMINI offices are located in Castellanza/Italy, Linz/Austria, Sheffield/UK and Pittsburgh/USA.

VOEST-ALPINE INDUSTRIEANLAGENBAU (VAI), a company of the listed VA Technologie AG, is one of the world's leading engineering and plant-building companies for the iron, steel and aluminum industries with a multinational company structure and special focus on technology, automation and services. VAI employs 3,450 people worldwide.

Techint Compagnia Tecnica Internazionale (TECHINT) designs and supplies a wide range of equipment, plants and systems for the metal working industry and is part of the Techint Group of Companies which is made up of more than thirty operational companies worldwide and which consists of a workforce of 33,000 experienced professionals and skilled workers. The revenue of the Techint Group of Companies totals more than US $7.5 billion.

++++2002-10-23

This and other VAI and VA TECH Group press releases are available on the homepages www.vatech.at and www.vai.at or can be individually received via our automatic mailing service.

For further Information please contact:
Dr. Wolfgang Schwaiger
Lunzerstraße 64, A-4031 Linz
Tel: 0732/6986-9222, Fax: 0732/6986-3416
e-mail: wolfgang.schwaiger@vatech.at